Exhibit 23.1

CONSENT OF REGISTERED INDEPENDENT PUBLIC ACCOUNTING FIRM

     We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of D.R. Horton, Inc. for the registration of an aggregate maximum of $2,000,000,000 of its debt securities, preferred stock, depositary shares, common stock, warrants, stock purchase contracts and units, and trust securities and to the incorporation by reference therein of our report dated November 7, 2003, with respect to the consolidated financial statements of D.R. Horton, Inc. included in its Annual Report (Form 10-K) for the year ended September 30, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Fort Worth, Texas
July 16, 2004